March 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	VivoSim Labs, Inc.

Registration Statement on Form S-1

File No. 333-294716

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence on March 27, 2026, where we as the placement agent of the proposed offering of VivoSim Labs, Inc. (the “Company”), joined the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Monday, March 30, 2026, or as soon thereafter as is practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Joseph Gunnar & Co., LLC

By:	/s/ Stephan A. Stein
Name: Stephan A. Stein Title: President